

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549-3030**

December 7, 2009

<u>*Via facsimile and U.S. mail*</u>

David D. Johnson
Executive Vice President, Treasurer and Chief Financial Officer
Molex Incorporated
2222 Wellington Court
Lisle, IL 60532

> **Re:**      **Molex Incorporated**
>               **Annual Report on Form 10-K**
>               **for the fiscal year ended June 30, 2009**
>               **Filed August 5, 2009**
>               **File No. 000-07491**

Dear Mr. Johnson:

        We have completed our review of your Form 10-K for the fiscal year ended June 30, 2009 and do not, at this time, have any further comments.

                                          Sincerely,

                                          Tim Buchmiller
                                          Senior Attorney